Exhibit 6.4

Solar Power Purchase and License Agreement

SUMMARY OF PPA PROVISIONS

1. ENERGY SELLER:	Renewable Energy Capital LLC and or its assigns (“Seller”)

2. ENERGY SELLER INFO:	Renewable Energy Capital LLC, a Florida limited liability company 7950 NW 53rd Street, Suite 337 Miami, FL 33166

3. ENERGY PURCHASER:	Crescent City Harbor District ("Buyer")

4. ENERGY PURCHASER INFO:	Crescent City Harbor District 101 Citizens Dock Road Crescent City, CA 95531

5. PREMISES:	Panels to located at multiple locations at the address above

6. SOLAR ENERGY SYSTEM:	See Exhibit A.

7. COMMENCEMENT DATE:	Commercial Operation Date as Certified by Seller.

8. INITIAL TERM	25 Years.

9. EXTENSION TERMS	No Automatic Extension is provided for in this Agreement. Extension Terms can be negotiated between the Buyer and Seller at any time, with agreed upon modifications serving as addenda to this Agreement.

10. ENERGY PURCHASE	100% of Solar Energy Output during the Initial Term**

a) Based on the assumption the Buyer's current usage is 1,000,000 kWh

b) Based on the assumption the PV system production does not exceed the Buyer's current annual consumption.

c) System size may be increased to meet new load from tenants on the same terms.

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11. ENERGY PAYMENT RATE	Year 1: $0.145/kwh with 2% annual escalator. * (Seller will not increase the kWh price from the previous year, if the new PPA kWh price is not at least 15% (Fifteen) percent below the current PPL rate being charged to Buyer. The floor on the PPA rate will be the starting PPA rate).

12. BUYER PURCHASE OPTION	Conclusion of the Initial Term or any Extension Term, or upon Event of Default with respect to Seller.

13. RISK OF SYSTEM LOSS	Seller carries the risk of Solar Facility Loss.

14. INSURANCE	Seller shall carry commercial general liability insurance with limits not less than $3,000,000 for injury to or death of one or more persons in any one occurrence and$3,000,000 for damage or destruction to property in any one occurrence.

Worker's compensation and employer's liability insurance, including Stop Gap coverage, in compliance with Applicable Laws with limits of not be less than$1,000,000. Insurance against any System Loss, including business interruption insurance, in an amount not less than the full System Loss Amount per Casualty Schedule with loss payable to Seller.

15. MAINTENANCE	Seller shall maintain System at its sole cost and expense. During emergency conditions, Buyer shall grant access to System for Seller and its agents for maintenance and repairs. Non-emergency maintenance and repairs shall be during regular business hours. Furthermore, the Seller shall make every effort to ensure that maintenance and repair activities do not materially impact the operations of the Buyer.

Seller will provide 3rd party warranties from an acceptable roof company and contractor. Buyer will approve the roof material, company and contractor before work begins. Seller will pay for all roof work.

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SOLAR ENERGY POWER PURCHASE AND LICENSE AGREEMENT

PREAMBLE

THIS POWER PURCHASE AND LICENSE AGREEMENT (this "PPA" or "Agreement") is made and entered into as of this November 21, 2017 the "Effective Date"), by and between Renewable Energy Capital LLC, a Florida limited liability company ("Seller") and its assigns, and Crescent City Harbor District, a California Special District ("Buyer"). Seller and Buyer are sometimes hereinafter referred to individually as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, the Seller desires to install, finance, own and operate an electricity grid-connected photovoltaic, solar energy facility (the "System"), and as more particularly defined in Exhibit B hereto. WHEREAS, concurrently herewith, Buyer and Seller are entering into that certain PPA pursuant to which Seller agrees to license a portion of Buyer's premises located at 101 Citizens Dock Road, Crescent City, California 95531 (the "Premises") and more particularly described in Exhibit A attached hereto.

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Energy Output generated by the System during the Term in accordance with the terms and conditions of this PPA. WHEREAS, the Parties wish to characterize this Agreement for income tax purposes as a services contract under Section 7701(e) of the Internal Revenue Code of 1986.

NOW THEREFORE, for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties agree as follows:

TERM

2.1       Term. The initial term of this PPA (the "Initial Term") shall commence on the Effective Date and shall expire at 2400 hours, twenty-five (25) years following the Commercial Operation Date.

2.2       Conditions Precedent. The respective rights and obligations of the Parties under this PPA are expressly conditioned upon the satisfaction in full (or written waiver) of all of the following conditions:

i.      Seller shall have entered into all applicable contracts required for the System to be placed in service;

ii.     Seller shall have obtained all necessary permits, licenses and other approvals required by Applicable Law; and

iii.    Seller shall have obtained insurance or proof of insurance, pursuant to the terms of this Agreement.

iv.    Seller shall provide a signed and stamped opinion of a qualified engineer that the building roofs on which the Seller proposes to install the system will provide at least 25 years of service either as is or as modified pursuant to engineered plans.

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If the conditions precedent above are not satisfied prior to system installation, either Party may terminate this Agreement without penalty and without triggering the default provisions of Article IX or incurring any liability under this Agreement whatsoever. Alternatively, in the event that such conditions precedent are not satisfied by such date, the Parties may mutually agree to amend this Agreement.

2.3       Notice of Commercial Operation. Seller shall notify the Buyer, in writing, when the System is capable of Commercial Operation, and shall in such notice certify to Buyer the Commercial Operation Date. The Notice of Commercial Operation shall include documentation that the local agency responsible for approving building permits and conducting inspections of construction has provided a Notice of Completion or similar final approval; that the system has been approved and accepted as ready for operation by Pacific Power & Light, and Buyer's approval that any incidental damage to the premises during construction and installation has been reasonably repaired. Buyer's approval shall not be unreasonably withheld.

2.4       License Fee. Seller shall pay Buyer an annual License Fee of $20,000 per MGW per year for Twenty-Five years. The License Fee will be reduced by the cost of the roof upgrades. The License Fee will be due and payable as a single lump sum payment five business days after the Commercial Operation Date (COD).

2.5       Removal of System at End of Term. Except as otherwise provided herein, Seller shall be entitled, within one hundred eighty (180) days following the end of the Term, and at Seller's sole cost and expense, to remove the System from the Premises. With reasonable advance notice, Seller and its agents, consultants, and representatives shall have access at all reasonable times during Buyer's regular business hours to the Premises and the System for purposes of such removal. The Seller is responsible for the repair and/or replacement of any and all damage caused by the complete removal of the System. In no case shall Seller's removal of the System cause damage to the Premises at the time of removal and insofar as damages occur, the Seller shall be responsible for the associated costs, as determined by an independent third party contractor, excluding normal wear and tear. REC will provide a 3rd party warranty from an acceptable roofing company.

2.6       Survival. Effective as of any termination of this PPA, the Parties will no longer be bound by the terms and conditions of this PPA, except (a) to the extent necessary to enforce any rights and obligations of the Parties, including payment obligations and Seller's responsibilities under Section 2.4, arising under this PPA prior to termination of this PPA, (b) as provided in Article XII that the obligations of the Parties under this PPA with respect to indemnification will survive the termination of this PPA and will continue (but only with respect to claims for indemnification based upon events or circumstances occurring or arising on or before the termination of this PPA) for a period of three (3) years following any termination of this PPA.

PURCHASE AND SALE; DELIVERY; GOVERNMENTAL CHARGES

3.1       Purchase and Sale of Energy. Commencing on the Commercial Operation Date and continuing throughout the remainder of the Term, Seller shall make available to Buyer, and Buyer shall take delivery of, at the Delivery Point, all of the Energy produced by the System, provided that the Energy does not exceed the Buyer's usage. Buyer shall not be obligated to pay for Energy in excess of Buyer's usage at COD. Neither Party shall seek to change any of the rates or terms of this Agreement by making a filing or application with any local, state or federal agency with jurisdiction over such rates or terms or exercise any rights a Party may have, if any, to seek changes to such rates or terms during the Term of this Agreement.

3.2       Price for Energy Output. Buyer shall pay Seller for the Energy Output, as metered at the Metering Device, at the applicable rate ("Energy Payment Rate") as set forth on Exhibit D. The payment to be made by Buyer to Seller shall equal the Energy Output for the relevant period multiplied by the Energy Payment Rate for such period.

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3.3       Title and Risk of Loss. Subject to Seller's right to resell any excess electricity, title to and risk of loss of the Energy Output will pass from Seller to Buyer at the Delivery Point. Seller warrants that it will deliver the Energy Output to Buyer at the Delivery Point free and clear of all liens, security interests, claims, and other encumbrances.

3.4       Governmental Charges. NA

ENVIRONMENTAL ATTRIBUTES

4.1       Title to Environmental Attributes. Notwithstanding the purchase and sale of Energy pursuant to Section 3.1, all Environmental Attributes relating to the System or the Energy Output shall remain the property of Seller. Seller shall have all right, title, and interest in and to any and all Environmental Attributes that relate to the Energy Output during the Term, and Buyer shall have no right, title or interest in or to any such Environmental Attributes, including all Renewable Energy Credits.

4.2       Reporting of Ownership of Environmental Attributes. Buyer shall not report to any Person that any Environmental Attributes relating to the Energy Output belong to any Person other than Seller. To avoid any conflicts regarding claims of solar or renewable energy use or production, Buyer shall submit to Seller for prior written approval any public announcements, including without limitation, press releases, regarding the matters contemplated hereunder, the System or Buyer's use of solar or renewable energy, such approval not to be unreasonably withheld.

CONSTRUCTION AND INSTALLATION OF THE SYSTEM

5.1       Installation. Subject to Section 5.2, Seller will cause the System to be designed, engineered, installed and constructed in a workmanlike and professional manner and in accordance with good industry practices and the terms of this Agreement. The Seller shall use commercially reasonable efforts to cause installation of the System to be completed and to cause the System to begin Commercial Operation on or before December 31, 2018. Buyer shall have the right to review all construction plans and work with the Seller to ensure that such plans do not materially impact the daily operations of the Buyer's tenants. Seller shall procure all materials and equipment for the installation of the System and maintain the same at the Premises. Seller will provide at least ten (10) days prior written notice to Buyer of the commencement of any site preparation work. Subject to the terms of the PPA and to the extent commercially practical, Seller shall perform the installation of the system in a manner that minimizes inconvenience to and interference with Buyer and Buyer's tenants. Notwithstanding the foregoing, in the event that both Parties determine in their sole discretion that the System is unable to be installed or interconnected at the Premises, there shall be no obligation to do so, and this Agreement shall terminate with no liability and be of no further force and effect.

5.2       Utility Approvals. Seller shall be responsible for and bear all costs associated with applying for and obtaining all permits, licenses and approvals required for the installation, operation, and maintenance of the System. Notwithstanding the foregoing, Buyer agrees to reasonably assist Seller (at no cost to Buyer) in obtaining all necessary permits, licenses and approvals in connection with the installation, operation and maintenance of the System, including but not limited to the submission of applications for interconnection of the System with the local electric utility and applications for the resale of excess power to the local utility; however, Seller shall have sole responsibility for such efforts. Buyer shall not make any material changes to its electrical equipment at the Premises after the date on which the applicable utility interconnection application is submitted and during the term of this Agreement unless any such changes, individually or in the aggregate, would not adversely affect the approval by such utility of such interconnection. Should the local electric utility or the local inspector fail to approve the interconnection of the System with respect to the Premises or require equipment in addition to the equipment set forth in Exhibit B in connection with the Premises, Seller may terminate this Agreement with no liability to Buyer immediately subsequent to notification from the local utility. The Parties shall not be obligated to proceed with the installation of the System if the applicable utility or inspector approvals are conditioned upon material upgrades to the existing electrical infrastructure and neither Party elects to provide for such upgrades.

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5.3       Energy Delivery. The Commercial Operation Date shall be the date that Seller has given written notice to Buyer that the deliveries of Energy have commenced, provided that Buyer is under no obligation to accept energy delivered to the Premises unless and until the following have occurred:

a) Seller shall have obtained a certificate of final completion for the installation of the System;

b) Seller shall have obtained satisfactory evidence of insurance coverage for the System;

c) Seller shall have certified to Buyer that the System is complete and available for Commercial Operation; and

d) All permits and licenses required to be obtained under Applicable Law in connection with the operation of the System shall have been obtained and be in full force and effect.

Notwithstanding anything to contrary, Seller shall not have any liability to Buyer for delays to the Commercial Operation Date.

5.4       Buyer Cooperation and Responsibilities. Buyer will cooperate with Seller and any third parties with whom Seller contracts by providing access to the Premises with reasonable notice during working hours without unreasonable restrictions. Buyer shall cooperate with Seller in obtaining and maintaining all permits and licenses required for Commercial Operations as further described in Section 5.2.

5.5       Hazardous Materials. If Seller (or its contractors) discovers any such hazardous materials existing on the Premises during the construction and installation of the System that Seller reasonably believes may require removal or remediation, or that otherwise impairs or prevents construction and installation of the System, Seller shall promptly notify Buyer in writing, and Seller shall, in its reasonable discretion, suspend construction of the System until such time as Buyer has removed the hazardous substance and remediated the Premises to Seller's reasonable satisfaction. Seller shall have no responsibility or liability in respect of hazardous material existing at the Premises (other than any hazardous materials brought to the Premises by or on behalf of Seller). If Seller and Buyer do not agree on a schedule and terms for resumption of construction within thirty (30) days following the discovery of such hazardous materials at the Site, then (a) Seller shall have the right to terminate this Agreement and (b) Buyer shall indemnify Seller for all liability, damages and reasonable expenses that Seller may incur as a result of such termination, including costs incurred in the engineering, procurement and construction of the System.

5.6       No Obstructions. Buyer shall not install or permit to be installed on the Premises (or any other property leased, owned or controlled by Buyer) any physical obstruction that has or could reasonably be expected by Seller to have the effect of materially reducing the production of Energy from the System.

5.7       Buyer Requested Relocation. Buyer may request Seller to relocate the System, and Seller will not unreasonably deny such request, provided, that (a) such relocation does not materially affect System performance and (b) Buyer reimburses Seller for all costs and expenses incurred by Seller in relocation the System (including costs of dismantling, storage, transportation, erection, and testing). Buyer will also pay Seller for effects of lost System operation, e.g., lost Energy and environmental attribute production, during such Buyer-requested relocation.

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OWNERSHIP; MAINTENANCE OF SYSTEM

6.1       Ownership of System by Seller. Seller shall own the System, and shall be entitled to own, claim and retain any and all federal, state, or local tax benefits associated with the ownership of the System, including any federal income tax credits or grants, as well as any and all state or local incentives for the installation of solar energy facilities or the production of electricity from renewable energy sources.

6.2       License of Premises. Pursuant to the terms and conditions of the PPA being entered into concurrently herewith, Buyer exclusively licenses to Seller that portion of the Buyer's Premises upon which the System is located (set forth on Exhibit C).

6.3       Maintenance of System by Seller. Seller shall maintain the System in good condition and repair in accordance with good industry practices and applicable contractor, subcontractor and vendor warranties and guarantees and manufacturer's instructions and specifications, all Applicable Laws and applicable standards, with respect to the System, and the terms of this PPA. The Parties understand that the System is designed to deliver the Energy Output set forth in Exhibit B. Seller will provide 3Rd party roof warranty. Seller assumes the cost of the installation and warranty. Seller and its agents, consultants, and representatives shall have access at all reasonable times (including under emergency conditions) to the Premises and the System, all System operations, and any documents, materials and records and accounts relating thereto for purposes of inspection and maintenance of the System. Notwithstanding the foregoing, Seller shall use reasonable good faith efforts to provide Buyer with notice of such access by the close of business the day before such access for any non-emergency related visits and shall use good faith efforts to schedule such non-emergency work during normal business hours on Monday to Friday, at a mutually agreed upon time. Excluding emergency conditions, the Seller will notify the Buyer of its intent to perform routine maintenance and repair or the review of related documents, materials, and records on the System, not less than 10 days prior to such action. The Buyer will review this request and notify the Seller should its request materially impact the daily operations of Buyer. If such a material impact is perceived by the Buyer, an alternate date will be selected. During any inspection or maintenance of the System, Seller, and its agents, consultants and representatives shall comply with Buyer's reasonable safety and security procedures, and Seller and its agents, consultants and representatives shall conduct such inspection and maintenance in such a manner as to cause minimum interference with Buyers activities and the activities of Buyer's tenants.

Emergencies. In cases of emergency in which Buyer determines, in its sole discretion, that the continued operation of the System presents an imminent threat requiring immediate action to prevent or mitigate the loss or impairment of life, health, property or essential public services, the Parties agree that Buyer may disconnect the System from the Premises prior to notification of Seller. If Buyer disconnects the System pursuant to this provision, Buyer will notify Seller no later than 8 hours after the System is disconnected. The Parties agree that only Seller or an agent designated by Seller will be authorized to reconnect the system after the System is disconnected by Buyer pursuant to this emergency section.

METERING DEVICE AND METERING

7.1       Metering Equipment. A Metering Device shall be installed, and the Seller shall provide, install, own, operate, maintain, and test the Metering Device. Provider shall test at Provider's expense., the Metering Device in compliance with the manufacturer's recommendations. Once per calendar year, Buyer shall have the right to audit all such Meter data upon reasonable notice, and any such audit shall be at Buyer's sole cost. If testing of the Metering Device pursuant to the foregoing indicates that the Metering Device is in error by more than two percent (2%), then Seller shall promptly repair or replace the Metering Device at Seller's sole cost. Seller shall make a corresponding adjustment to the records of the amount of actual production based on such test results for (a) the actual period of time when such error caused inaccurate meter recordings, if such period can be determined to the mutual satisfaction of the Parties, or (b) if the actual period cannot be so determined, then an estimated period equal to one-half (1/2) of the period from the later of (i) the date of the last previous test confirming accurate metering or (ii) the date the Metering Device was placed into service; provided, however, that such estimated period shall in no case exceed one (1) year.

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7.2       Measurements. Readings of the Metering Device shall be conclusive as to the amount of Energy Output; provided that if the Metering Device is out of service, is discovered to be inaccurate pursuant to Section 7.3, or registers inaccurately, measurement of Energy Output shall be determined in the following sequence: (a) by estimating by reference to quantities measured during periods of similar conditions when Metering Device were registering accurately; or (b) if no reliable information exists as to the period of time during which such Metering Device was registering inaccurately, it shall be assumed for correction purposes hereunder that the period of such inaccuracy for the purposes of the correction under Section 7.3 was equal to (i) if the period of inaccuracy can be determined, the actual period during which inaccurate measurements were made; or (ii) if the period of inaccuracy cannot be determined, one-half of the period from the date of the last previous test of such Metering Device through the date of the adjustments, provided, however, that, in the case of clause (ii), the period covered by the correction under this Section 7.3 shall not exceed one year.

7.3       Testing and Correction Buyer's Right to Conduct Tests. Each Party and its consultants and representatives shall have the right to witness any Metering Device test to verify the accuracy of the measurements and recordings of the Metering Device. Seller shall provide at least twenty (20) calendar days' prior written notice to Buyer of the date upon which any such test is to occur. Seller shall prepare a written report setting forth the results of each such test, and shall, at the request of Buyer, provide Buyer with copies of such written report not later than thirty (30) calendar days after completion of such test. Seller shall bear the cost of the annual testing of the Metering Device and the preparation of the Metering Device test reports.

(A) Standard of Metering Device Accuracy; Resolution of Disputes as to Accuracy. The following steps shall be taken to resolve any disputes regarding the accuracy of the Metering Device: If either Party disputes the accuracy or condition of the Metering Device, such Party shall so advise the other Party in writing. Seller shall, within fifteen (15) calendar days after receiving such notice from Buyer or issuing such notice to Buyer, advise Buyer in writing as to Seller's position concerning the accuracy of such Metering Device and Seller's reasons for taking such position. If the Parties are unable to resolve the dispute through reasonable negotiations, then either Party may request a test of the Metering Device. If the Metering Device is found to be inaccurate by not more than two percent (2%), any previous recordings of the Metering Device shall be deemed accurate, and the Party disputing the accuracy or condition of the Metering Device under Section 7 shall bear the cost of inspection and testing of the Metering Device. If the Metering Device is found to be inaccurate by more than two percent (2%) or if such Metering Device is for any reason out of service or fails to register, then (a) Seller shall promptly cause at its sole cost any Metering Device found to be inaccurate to be adjusted or replaced to correct, to the extent practicable, such inaccuracy, and (b) the Parties shall estimate the correct amounts of Energy delivered during the periods affected by such inaccuracy, service outage or failure to register as provided in Section 7.2. If as a result of such adjustment the quantity of Energy Output for any period is decreased (such quantity, the "Energy Deficiency Quantity"), Seller shall reimburse Buyer for the amount paid by Buyer in consideration for the Energy Deficiency Quantity, and shall bear the cost of inspection and testing of the Metering Device. If as a result of such adjustment the quantity of Energy Output for any period is increased (such quantity, the "Energy Surplus Quantity"), Buyer shall pay for the Energy Surplus Quantity at the Energy Payment Rate applicable during the applicable Contract Year, and Seller shall bear the cost of inspection and testing of the Metering Device.

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LOSS, DAMAGE OR DESTRUCTION OF SYSTEM; INSURANCE; FORCE MAJEURE

8.1       System Loss. Subject to Buyer's obligation to indemnify Seller set forth in Section 12.1, Seller shall bear the risk of any System Loss.

(a) In the event of any System Loss that, in the reasonable judgment of Seller in consultation with Buyer, results in less than total damage, destruction or loss of the System, this Agreement will remain in full force and effect and Seller has the option, at Seller's absolute and sole discretion and sole cost and expense, to repair or replace the System as quickly as practicable. Seller shall be entitled to all proceeds of insurance with respect to the System; provided, however, that proceeds paid on account of damage to the Premises shall be paid to Buyer.

(b) In the event of any System Loss that, in the reasonable judgment of Seller, results in total damage, destruction or loss of the System, Seller shall, within twenty (20) Business Days following the occurrence of such System Loss, notify Buyer whether Seller is willing, notwithstanding such System Loss, to repair or replace the System. In the event that Seller notifies Buyer that Seller is not willing to repair or replace the System, this PPA will terminate automatically, after site is cleared and returned to previous condition minus normal wear and tear, effective with no liability to Buyer upon the delivery of such notice, and Seller shall be entitled to all proceeds of insurance with respect to the System, provided, however, that proceeds paid on account of damage to the Premises shall be paid to Buyer.

8.2       Insurance. Seller will, at its own cost and expense, maintain commercial general liability insurance with limits not less than $3,000,000 for injury to or death of one or more persons in any one occurrence and $3,000,000 for damage or destruction to property in any one occurrence. Seller will name and endorse Buyer as an additional insured in each such policy. For the avoidance of doubt, Seller's property insurance shall cover the System. Buyer is a political subdivision of the State of California, established pursuant to the provisions of the California Constitution and the California Code. Crescent City Harbor District may choose to purchase insurance for its self or may choose to be self-insured. Every fifth (561) anniversary of this agreement the coverage limits state in this paragraph 8.2 shall be evaluated by the parties and increased to mutually agreed upon amounts.

(a) Seller will maintain worker's compensation and employer's liability insurance, including Stop Gap coverage, in compliance with Applicable Laws. The limits of employers' liability insurance shall not be less than $1,000,000.

(b) The provisions of this PPA shall not be construed so as to relieve any insurer of its obligation to pay any insurance proceeds in accordance with the terms and conditions of valid and collectible insurance policies. The liability of the Parties shall not be limited by insurance.

8.3       Performance Excused by Force Majeure. To the extent either Party is prevented by Force Majeure from carrying out, in whole or part, its obligations under this PPA and such Party (the "Claiming Party") gives notice and details of the Force Majeure to the other Party as soon as practicable (and in any event within five (5) Business Days after the Force Majeure first prevents performance by the Claiming Party), then the Claiming Party will be excused from the performance of its obligations under this PPA (other than the obligation to make payments then due or becoming due with respect to performance prior to the Force Majeure, and except as otherwise provided in Section 8.1). The Party affected by Force Majeure will use commercially reasonable efforts to eliminate or avoid the Force Majeure and resume performing its obligations; provided, however, that neither Party is required to settle any strikes, lockouts or similar disputes except on terms acceptable to such Party, in its sole discretion. Except as otherwise provided in Section 8.1, the non-Claiming Party will not be required to perform or resume performance of its obligations to the Claiming Party corresponding to the obligations of the Claiming Party excused by Force Majeure.

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EVENTS OF DEFAULT; REMEDIES

9.1       Events of Default. An "Event of Default" means, with respect to a Party (a "Defaulting Party"), the occurrence of any of the following:

•	the failure to make, when due, any payment required under this PPA if such failure is not remedied within [fifteen (15)] Business Days after written notice of non-payment;

•	the failure to perform any material covenant or obligation set forth in this PPA (except to the extent constituting a separate Event of Default), if such failure is not remedied within thirty (30) days after receipt of written notice;

•	such Party becomes Bankrupt;

•	such Party fails to provide or maintain in full force and effect any required insurance, if such failure is not remedied within ten (10) Business Days after receipt of written notice from the Non- Defaulting Party to the Defaulting Party;

9.2       Remedies for Event of Default. If at any time an Event of Default with respect to a Defaulting Party has occurred and is continuing, the other Party (the "Non-Defaulting Party") will, without limiting the rights or remedies available to the Non-Defaulting Party under this PPA or Applicable Law, have the right:

(a) by notice to the Defaulting Party, to designate a date, not earlier than the date such notice is effective and not later than thirty (30) Business Days after the date such notice is effective, as an early termination date ("Early Termination Date") in respect of this PPA;

(b) to withhold any payments due to the Defaulting Party under this PPA; and

(c) to suspend performance due to the Defaulting Party under this PPA. In the event that the Non-Defaulting Party designates an Early Termination Date, this PPA will terminate as of the Early Termination Date.

9.3       Buyer Rights Upon Termination for Default. In the event that Buyer is the Non-Defaulting Party, and that Buyer elects to terminate this PPA as provided in Section 9.2, Buyer will be entitled, in its sole and absolute discretion, either to:

(a) require that Seller remove, consistent with the requirements in Section 2.4, the System (or to remove and have stored the System at Seller's sole cost and expense if Seller fails to remove the System within thirty (30) Business Days after the Early Termination Date), or

(b) exercise the Purchase Option provided in Section 13.1. Buyer's election of either remedy provided in this Section 9.3 does not prevent Buyer from seeking any damages and remedies at law or in equity.

9.4       Seller Rights upon Termination for Default. In the event that Seller is the Non-Defaulting Party, and that Seller elects to terminate this PPA as provided in Section 9.2, Seller will be entitled to seek any damages and remedies, whether legal or equitable provided by the laws of the State of California.

9.5       Closeout Setoffs. Either Party will be entitled, at its option and in its discretion, to set off, against any amounts due and owing from the other Party under this PPA, any amounts due and owing from the other Party under this PPA, or any other agreements, instruments or undertakings between Buyer and Seller.

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9.6       Remedies Cumulative. Except as provided in Sections 9.3 and 9.4, the rights and remedies contained in this Article 9 are cumulative with the other rights and remedies available under this PPA or at law or in equity.

9.7       Unpaid Obligations. The Non-Defaulting Party shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available under this PPA.

9.8       Notwithstanding anything to the contrary herein, the Defaulting Party shall in all events remain liable to the Non-Defaulting Party for any amount payable by the Defaulting Party in respect of any of its obligations remaining outstanding after any such exercise of rights or remedies.

INVOICING AND PAYMENT

10.1     Invoicing and Payment. All invoices under this PPA will be due and payable not later than thirty (30) Business Days after receipt of the applicable invoice. Each Party will make payment by mutually agreeable methods, to the account designated by the other Party. Any amounts not paid by the applicable due date will accrue interest at the Late Payment Interest Rate until paid in full. The Late Payment Interest Rate for purposes of this Agreement shall be [1.5] percent (18%) per annum (or such lower percentage if required by applicable law).

10.2     Disputed Amounts. A Party may in good faith dispute the correctness of any invoice (or any adjustment to any invoice) under this PPA at any time within six (6) months following the delivery of the invoice (or invoice adjustment). If a dispute arises with respect to any invoice, such dispute shall be resolved pursuant to Article XV hereto; provided that, during the time a dispute is pending, the disputing Party shall not be deemed in default under this Agreement and the Parties shall not suspend the performance of their respective obligations hereunder, including payment of undisputed amounts owed hereunder. No Party may withhold, deduct or set-off against amounts or credits owed by such Party to the other Party any undisputed amounts during the time that a dispute is pending. Any required payment will be made within five (5) Business Days after resolution of the applicable dispute, at the Late Payment Interest Rate from the due date to the date paid.

10.3     Records and Audits. Each Party will keep, for a period not less than three (3) years after the expiration or termination of any Transaction, records sufficient to permit verification of the accuracy of billing statements, invoices, charges, computations and payments for such Transaction. During such period each Party may, at its sole cost and expense, and upon reasonable notice to the other Party, examine the other Party's records pertaining to Transactions during such other Party's normal business hours.

REPRESENTATIONS AND WARRANTIES; BUYER ACKNOWLEDGEMENT

11.1     Representations and Warranties. Each Party represents and warrants to the other Party that: the execution, delivery and performance of this PPA are within its powers, have been duly authorized by all necessary action and do not violate any of the terms and conditions in its governing documents, any contracts to which it is a party or any law, rule, regulation, order or the like applicable to it; subject to all conditions precedent described herein, this PPA and each other document executed and delivered in accordance with this PPA constitutes its legally valid and binding obligation enforceable against it in accordance with its terms; subject to any bankruptcy, insolvency, reorganization and other laws affecting creditors" rights generally, and with regard to equitable remedies, the discretion of the applicable court; it is acting for its own account, and has made its own independent decision to enter into this PPA, and is not relying upon the advice or recommendations of the other Party in so doing; it is capable of assessing the merits of and understanding, and understands and accepts, the terms, conditions and risks of this PPA; it understands that the other Party is not acting as a fiduciary for or an adviser to it or its Affiliates; and that the various charges and fees contained in this PPA are the result of arms' length transactions, or, to the extent that such charges and fees are not the result of arms' length transactions, represent market rate charges and fees and that the cost to the Seller is equivalent to fair market value.

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11.2     Buyer represents and warrants to Seller that: its real property interest in the Premises is sufficient to carry it through the PPA term.

11.3     Seller represents and warrants to Buyer that: it is not an electric public utility or electrical corporation.

11.4     Buyer Acknowledgement Regarding Inapplicability of Bankruptcy Code Section 366. Buyer acknowledges and agrees that, for purposes of this PPA, Seller is not a "utility" as such term is used in Section 366 of the Bankruptcy Code, and Buyer agrees to waive and not to assert the applicability of the provisions of Section 366 in any bankruptcy proceeding wherein Buyer is a debtor.

INDEMNITY; LIMITATIONS

12.1     Indemnity. To the fullest extent permitted by law, each Party (the "Indemnitor") hereby indemnifies and agrees to defend and hold harmless the other Party (the "Indemnitee") from and against any and all claims by third parties, caused by, resulting from, relating to or arising out of (i) any breach of this PPA or the License by the Indemnitor or any of its directors, officers, employees or agents or (ii) any negligence or intentional misconduct on the part of the Indemnitor or any of its directors, officers, employees or agents; provided, however, that the Indemnitor will not have any obligation to indemnify the Indemnitee from or against any claims by third parties to the extent caused by, resulting from, relating to or arising out of the negligence or intentional misconduct of the Indemnitee or any of its directors, officers, employees or agents.

12.2     Waiver of Consequential Damages. Except as expressly provided for herein (e.g., liability for liquidated damages), neither Party will be liable to the other Party for special, indirect or consequential damages arising out of the performance or non-performance of this Agreement, whether caused by negligence, tort, strict liability, breach of contract, or breach of warranty, including damages in the nature of lost profits or revenues, loss of use of facilities or equipment or inability to perform contracts with third parties (other than for any damages incurred under such contracts), other than for damages resulting from the claims of third parties.

12.3     Limitation of Liability. Except for indemnity obligations or claims arising out of Seller's fraud, in no event will Seller's liability to Buyer under this Agreement exceed the cost of the system.

SYSTEM PURCHASE AND SALE OPTIONS

13.1     Grant of Purchase Option. For and in consideration of the payments made by Buyer under this PPA, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, Seller hereby grants Buyer the right and option to purchase all of Seller's right, title and interest in and to the System Assets on the terms set forth in this PPA (the "Purchase Option"). The Purchase Option shall be irrevocable by Seller and may be exercised by Buyer in accordance with this Article XIII at the conclusion of the Initial Term or any Extension Term. The Purchase Price (as defined below) for the System shall be (a) mutually agreed by the Parties upon Buyer's exercise of the Purchase Option or (b) determined by an Independent Appraiser in accordance with the procedure set forth in this Article XIII.

13.2     Buyer Request for Appraisal of System Value. Not later than (a) 180 days' prior to the end of the Initial Term or any Extension Term, or (b) in the Event of Default with respect to Seller in the notice under Section 9.2, Buyer shall have the right to provide a notice to Seller requiring a determination of the Purchase Price (as defined below) in accordance with Section 13.4.

13.3     Selection of Independent Appraiser. Within twenty (20) Business Days of Seller's receipt of a notice provided under Section 13.2, Seller and Buyer shall mutually agree upon an Independent Appraiser. If Seller and Buyer do not agree upon the appointment of an Independent Appraiser within such twenty (20) Business Day period, then at the end of such twenty (20) Business Day period Seller and Buyer shall notify each other in writing of their respective designation of three proposed Independent Appraisers. Seller and Buyer shall each within five (5) Business Days of receipt of such notice strike two of the proposed Independent Appraisers designated by [Seller and Buyer, respectively,] other and shall provide notice thereof to the other Party. The remaining two proposed Independent Appraisers shall, within two (2) Business Days of each Party's notice, select one of themselves to perform the valuation and provide notice thereof to Seller and Buyer, provided that if either Seller or Buyer still objects to the valuation being performed by such selected Independent Appraiser, then, within two (2) Business Days of the selection notice, such two proposed Independent Appraisers shall select a third Independent Appraiser (who may be one of the Independent Appraisers originally designated by the parties or another Independent Appraiser) and such third Independent Appraiser shall perform the duties of the Independent Appraiser as set forth herein. Such selection shall be final and binding on Seller and Buyer. If no agreement is made as to the selection of an Independent Appraiser, either Party may apply for the judicial appointment of such Independent Appraiser.

(a)    Determination of Purchase Price. The Independent Appraiser shall, within twenty (20) Business Days of_appointment, make a preliminary determination of the Purchase Price in accordance with Article XIII the "Preliminary Determination" Upon making such Preliminary Determination, the Independent Appraiser shall provide such Preliminary Determination to Seller and Buyer, together with all supporting documentation that details the calculation of the Preliminary Determination. Seller and Buyer shall have the right to object to the Preliminary Determination within twenty (20) Business Days of receiving such Preliminary Determination. Within ten (10) Business Days after expiration of such twenty (20) Business Day period, the Independent Appraiser shall issue the Independent Appraiser's final determination (the "Final Determination") to Seller and Buyer, which shall specifically address the objections received by the Independent Appraiser and whether such objections were taken into account in making the Final Determination. Except in the case of fraud or manifest error, the Final Determination of the Independent Appraiser shall be final and binding on the Parties.

13.4     Calculation of Purchase Price. The purchase price (the "Purchase Price") payable by Buyer for the System Assets shall be equal to the fair market value as agreed between the parties; or, if no agreement, as is determined by the Independent Appraiser.

13.5     N/A

13.6     Costs and Expenses of Independent Appraiser. Seller and Buyer shall each be responsible for payment of one half of the costs and expenses of the Independent Appraiser.

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13.7     Exercise of Purchase Option. Buyer shall have twenty (20) Business Days from the date of the Final Determination, or, if Buyer and Seller have mutually agreed upon a Purchase Price, the date that the Parties agree upon a Purchase Price (such period, the "Exercise Period"), to exercise the Purchase Option, at the Purchase Price set forth in the Final Determination or as mutually agreed upon by the Parties. Buyer must exercise its Purchase Option during the Exercise Period by providing a notice (an "Exercise Notice") to Seller. Once Buyer delivers its Exercise Notice to Seller, such exercise shall be irrevocable. Seller shall, upon at least three (3) Business Days prior written notice from Buyer to Seller at any time during the Exercise Period, make the System Assets, including records relating to the operations, maintenance, and warranty repairs, available to Buyer for its inspection during normal business hours.

13.8     Terms of System Purchase. On the Transfer Date (a) Seller shall surrender and transfer to Buyer all of Seller's right, title and interest in and to all System Assets and Seller shall retain all liabilities arising from or related to the System Assets prior to the Transfer Date, (b) Buyer shall pay the Purchase Price, by certified check, bank draft or wire transfer and shall assume all liabilities arising from or related to the Solar System Assets from and after the Transfer Date, and (c) both Parties shall

(1)	execute and deliver a bill of sale and assignment of contract rights containing such representations, warranties, covenants and other terms and conditions as are usual and customary for a sale of assets similar to the System, together with such other conveyance and transaction documents as are reasonably required to fully transfer and vest title to the System Assets in Buyer, and (ii) deliver ancillary documents, including releases, resolutions, certificates, third person consents and approvals and such similar documents as may be reasonably necessary to complete the sale of the System Assets to Buyer.

13.9     Transfer Date. The closing of any sale of the System (the "Transfer Date") pursuant to this Article will occur no later than thirty (30) Business Days following the date on which the Independent Appraiser issues the Final Determination.

CONFIDENTIALITY

14.1     Confidentiality. Neither Party will use any Confidential Information for any purpose except such Party's performance under this PPA. Furthermore, neither Party will disclose any Confidential Information to any third party other than the Party's or the Party's Affiliates" officers, employees, lenders, counsel, accountants or advisors (collectively, "Representatives"), who have a need to know such information and who have agreed to keep such terms confidential or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, provided, however, that a Party may disclose Confidential Information in order to comply with the requirements of any Applicable Law or regulation or any exchange, control area or independent system operator rule, tariff or agreement or in connection with any judicial or regulatory proceeding or request by a governmental authority, provided further, however, that each Party will use reasonable efforts to prevent or limit any such disclosure. The obligations of the Parties under this Article XIV will survive for a period of two (2) years from and after the termination of the Transaction to which any Confidential Information relates. Notwithstanding the foregoing, Seller recognizes that Buyer is a political subdivision of the State of California and is subject to Constitutional and statutory "right-to-know" laws. Requests for information from the press and public will be evaluated pursuant to these laws and Buyer is legally bound to act accordingly.

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DISPUTE RESOLUTION

15.1     Notice of Dispute/Negotiated Resolution. In the event that there is any controversy, claim or dispute between the Parties hereto arising out of or related to this PPA, or the breach hereof, that has not been resolved by informal discussions and negotiations, either Party may, by written notice to the other, invoke formal dispute resolution procedures. The written notice invoking these procedures shall set forth in reasonable detail the nature, background and circumstances of the controversy, claim or dispute. During the twenty (20) Business Day period following said written notice, the Parties shall meet, confer and negotiate in good faith to resolve the dispute. Either Party may, during said twenty (20) Business Day period, request the utilization of the services of a professional mediator, or the other Party or parties to this dispute shall cooperate with such request and share the reasonable costs of such mediator.

NOTICES

16.1     Notices. All notices, requests, statements or payments ("Notices") will be made to the addresses and persons specified below. All Notices will be made in writing except where this PPA expressly provides that notice may be made orally. Notices required to be in writing will be delivered by hand delivery, overnight delivery, facsimile, or e-mail (so long as a copy of such e-mail notice is provided immediately thereafter in accordance with the requirements of this section by hand delivery, overnight delivery, or facsimile). Notice by facsimile will (where confirmation of successful transmission is received) be deemed to have been received on the day on which it was transmitted (unless transmitted after 5:00 p.m. at the place of receipt or on a day that is not a Business Day, in which case it will be deemed received on the next Business Day). Notice by hand delivery or overnight delivery will be deemed to have been received when delivered. Notice by e-mail will be deemed to have been received when such e-mail is transmitted, so long as a copy of such e-mail notice is delivered immediately thereafter by hand delivery, overnight delivery, or facsimile.

When Notice is permitted to be provided orally, notice by telephone will be permitted and will be deemed to have been received at the time the call is received. A Party may change its address by providing notice of the same in accordance with the provisions of this section.

Buyer:	Crescent City Harbor District
Buyer mailing address:	101 Citizen Dock Road, Crescent City, CA 95531
Buyer email address:	officestaff@ccharbor.com

Seller:	Renewable Energy Capital LLC
Seller mailing address:	7950 NW 53rd Street, Suite 337, Miami, FL 33166
Seller email:	alemus@solarppafund.com

ASSIGNMENT; BINDING EFFECT

17.1      Assignment; Binding Effect. The Parties shall not, without the prior written consent of the other, which consent will not be unreasonably withheld or delayed, assign, pledge or transfer all or any part of, or any right or obligation under, this PPA, whether voluntarily or by operation of law, and any such assignment or transfer without such consent will be null and void. Notwithstanding the foregoing, (a) changes in control of Seller shall not be deemed an assignment of this PPA, and (b) Seller shall be entitled to assign its rights and interests in this PPA for collateral purposes in connection with any equity or debt financing of Seller or Seller's Affiliates; and (c) Buyer may assign its rights and interests as part of a sale of the premises to a third party so long as Buyer demonstrates to Seller the financial wherewithal of such third party purchaser, and the third party has assumed, as part of the purchase of Premises, all of Buyer's obligations hereunder in writing. A direct assignee of Seller's obligations hereunder shall assume in writing, in form and content reasonably satisfactory to Buyer, the due performance of all Seller's obligations under this Agreement.

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17.2     Cooperation with Financing. Buyer acknowledges that Seller will be financing the acquisition of the System and Buyer agrees that it shall cooperate with Seller and its financing parties in connection with such financing of the System, including (a) the furnishing of such information, (b) the giving of such certificates, and (c) providing such opinions of counsel and other matters as Seller and its financing parties may reasonably request; provided that the foregoing undertaking shall not obligate Buyer to materially change any rights or benefits, or materially increase any burdens, liabilities or obligations of Buyer, under this PPA (except for providing notices and additional cure periods to the financing parties with respect to Events of Default with respect to Seller as a financing party may reasonably request).

17.3     Assignment of Warranties or Supply Contracts. In the event Buyer exercises the Purchase Option pursuant to Article XIII, Seller shall assign to Buyer any then-existing warranties, and, at Buyer's request, any equipment, maintenance, operations or supply contracts pertaining to the System or its operation.

MISCELLANEOUS

18.1     The Harbor cannot control the future conduct of unknown elected officials in respect to "publicity."

18.2     Governing Law/Venue. This PPA will be governed by the laws of the State of California without giving effect to principles of conflicts of laws. Venue for any litigation arising from this Agreement shall be the Superior Court of Del Norte County

18.3     Entire Agreement; Amendments. This PPA (including the exhibits, any written schedules, supplements or amendments) constitutes the entire agreement between the Parties, and shall supersede any prior oral or written agreements between the Parties, relating to the subject matter hereof. Any amendment, modification or change to this PPA will be void unless in writing and signed by both Parties.

18.4     Non-Waiver. No failure or delay by either Party in exercising any right, power, privilege, or remedy hereunder will operate as a waiver thereof. Any waiver must be in a writing signed by the Party making such waiver.

18.5     Severability. If any part, term, or provision of this PPA is determined by an arbitrator or court of competent jurisdiction to be invalid, illegal, or unenforceable, such determination shall not affect or impair the validity, legality, or enforceability of any other part, term, or provision of this PPA, and shall not render this PPA unenforceable or invalid as a whole. Rather the part of this PPA that is found invalid or unenforceable will be amended, changed, or interpreted to achieve as nearly as possible the same objectives and economic effect as the original provision, or replaced to the extent possible, with a legal, enforceable, and valid provision that is as similar in tenor to the stricken provision, within the limits of Applicable Law or applicable court decisions, and the remainder of this PPA will remain in full force.

18.6     No Third Party Beneficiaries. Nothing in this PPA will provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind.

18.7     No Recourse to Affiliates. This PPA is solely and exclusively between the Parties, and any obligations created herein on the part of either Party shall be the obligations solely of such Party. No Party shall have recourse to any director, officer or employee of the other Party for performance or non-performance of any obligation hereunder, unless such obligations were assumed in writing by the Person against whom recourse is sought.

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18.8     Relationships of Parties. This PPA shall not be interpreted to create an association, joint venture, or partnership between the Parties nor to impose any partnership obligation or liability upon either Party.

18.9     Counterparts. This PPA may be executed in several counterparts, each of which is an original and all of which together constitute one and the same instrument. A signature on a copy of this PPA received by either Party by facsimile is binding upon the other Party as an original. Both Parties agree that a photocopy of such facsimile may also be treated by the Parties as a duplicate original.

18.10   Further Assurances. The Parties shall do such further acts, perform such further actions, execute and deliver such further or additional documents and instruments as may be reasonably required or appropriate to consummate, evidence, or confirm the agreements and understandings contained herein and to carry out the intent and purposes of this PPA.

18.11   Construction of Agreement. This Agreement and any ambiguities or uncertainties contained herein shall be equally and fairly interpreted for the benefit of and against all parties to this Agreement and shall further be construed and interpreted without reference to the identity of the party or parties preparing this document, it being expressly understood and agreed that the parties hereto participated equally in the negotiation and preparation of this Agreement or have had equal opportunity to do so. Accordingly, the parties hereby waive the legal presumption that the language of the contract should be interpreted most strongly against the party who caused the uncertainty to exist. The captions used herein are for convenience only and are not a part of this Agreement and do not in any way limit or amplify the terms and provisions hereof.

18.12   Exhibits and Schedules. Any and all exhibits and schedules referenced herein and/or attached hereto are hereby incorporated into this Agreement by reference.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of this November 21, 2017.

BUYER

Crescent City Harbor District
a California Special District

By /s/ Ronald Phillips
Its: President

SELLER

Renewable Energy Capital, LLC.
a Florida limited liability company

By: /s/ Alex Lemus
Alex Lemus
Managing Member

/s/ Patrick A. Bailey
Secretary

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EXHIBIT A

DESCRIPTION OF PREMISES

The Premises are located at the 101 Citizens Dock Road, Crescent City, CA 95531

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EXHIBIT B

See permit application and As Built Drawings

System Costs to include the mutually agreed upon costs of lighting upgrades

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EXHIBIT C

1. Seller agrees to pay Buyer an annual License Fee of $20,000 per MGW of installed DC Watt Capacity per year for Twenty-Five years.

2. The License Fee will be reduced by the cost of roof repairs provided by Seller.

3. The License Fee is due and payable as a single lump sum payment five business days after Commercial Operation Date (COD).

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EXHIBIT D

Escalator	2%
PPA Term	25
2018	$0.145
2019	$0.148
2020	$0.151
2021	$0.154
2022	$0.157
2023	$0.160
2024	$0.163
2025	$0.167
2026	$0.170
2027	$0.173
2028	$0.177
2029	$0.180
2030	$0.184
2031	$0.188
2032	$0.191
2033	$0.195
2034	$0.199
2035	$0.203
2036	$0.207
2037	$0.211
2038	$0.216
2039	$0.220
2040	$0.224
2041	$0.229
2042	$0.233

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